June 28, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Coleman
Craig Arakawa

Re:	Coronado Global Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 20, 2024
File No. 000-56044

Ladies and Gentlemen:

Coronado Global Resources Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”), dated June 20, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed February 20, 2024.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within ten business days or advise the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond on or about July 31, 2024. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding these matters, please do not hesitate to contact me at (203) 423-3689.

Very truly yours,

/s/ Christopher P. Meyering

Christopher P. Meyering
Vice President and Chief Legal Officer